

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

December 12, 2007

VIA U.S. MAIL

Mr. Patrick McGown
Director and Chief Financial Officer
MIV Therapeutics, Inc.
1-8765 Ash Street
Vancouver, B.C., Canada V6P 6T3

   Re: MIV Therapeutics, Inc.
     Form 10-K for the year ended May 31, 2007
     Filed August 29, 2007
     File No. 000-30453

Dear Mr. McGown:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Martin F. James
        Senior Assistant Chief Accountant